Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222533

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 13 DATED JANUARY 4, 2021
TO THE PROSPECTUS DATED APRIL 8, 2020

This supplement No. 13 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 13 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of December 31, 2020;
•the status of our offering;
•the status of our share repurchase plan;
•the acquisitions of Fort Worth Distribution Center and Whitestown Distribution Center; and
•the recent share pricing information.

Components of NAV
The following table provides a breakdown of the major components of our NAV as of December 31, 2020:

	December 31, 2020
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares	Total
Real estate investments (1)	$1,464,376,000	$582,651,000	$157,468,000	$544,201,000	$81,029,000	$2,829,725,000
Debt	(472,476,000)	(187,990,000)	(50,807,000)	(175,584,000)	(26,144,000)	(913,001,000)
Other assets and liabilities, net	48,023,000	19,107,000	5,165,000	17,846,000	2,658,000	92,799,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$1,039,923,000	$413,768,000	$111,826,000	$386,463,000	$57,543,000	$2,009,523,000
Number of outstanding shares	89,671,096	35,612,156	9,616,299	33,247,001	4,957,915
NAV per share	$11.60	$11.62	$11.63	$11.62	$11.61
(1)    The value of our real estate investments was greater than the historical cost by approximately 2.6% as of December 31, 2020.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of December 31, 2020:

	Apartment	Industrial	Office	Retail	Other (1)	Total Company
Exit capitalization rate	5.09%	5.44%	5.72%	5.56%	6.25%	5.43%
Discount rate/internal rate of return (IRR)	6.35	6.00	6.50	6.38	7.78	6.30
Annual market rent growth rate	3.03	2.96	2.80	2.50	3.13	2.83
Holding period (years)	10.00	10.00	10.00	10.00	22.38	10.15
(1)    Other includes Chicago and South Beach parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term and therefore does not utilize an exit capitalization rate.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following impacts on our real estate investment value as of December 31, 2020:

Input
Discount Rate - weighted average	0.25% increase	(2.0)%
Exit Capitalization Rate - weighted average	0.25% increase	(2.9)%
Annual market rent growth rate - weighted average	0.25% decrease	(1.5)%
The fair value of our mortgage notes and other debt payable was estimated to be approximately $43,959,000 higher than the carrying values at December 31, 2020. The NAV per share would have decreased by $0.26 at December 31, 2020 if the Company were to have included the fair value of its mortgage notes and other debt payable in its methodology to determine NAV.
Status of the Offering
We commenced our Second Extended Public Offering of up to $3,000,000,000 in shares of common stock on July 6, 2018, of which $2,700,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of December 31, 2020, we have received aggregate gross proceeds of approximately $735,491,000 including $353,804,000 from the sale of 28,795,433 Class A shares, $64,380,000 from the sale of 5,317,309 Class M shares, $3,184,000 from the sale of 258,086 class A-I shares, and $314,123,000 from the sale of 25,923,110 Class M-I shares pursuant to our primary offering. There were $1,964,509,000 in shares of our common stock in our primary offering available for sale. As of December 31, 2020, we have received approximately $137,884,000 pursuant to our distribution reinvestment plan, including $82,493,000 from the sale of 6,897,659 Class A shares, $29,389,000 from the sale of 2,449,888 Class M shares, $8,926,000 from the sale of 743,023 Class A-I shares and $17,076,000 from the sale of 1,428,719 Class M-I shares. There were $162,116,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an institutionally managed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we plan to sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we raised a total of approximately $2,621,763,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $217,877,000 during the quarter ending December 31, 2020.  As of December 31, 2020, our total Company NAV across all share classes was approximately $2,009,523,000.
Share Repurchase Plan Status
During the quarter ended December 31, 2020, we redeemed 2,775,836 shares for a total of approximately $32,253,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from January 1, 2021 through March 31, 2021 are limited to approximately $100,476,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Acquisitions
On October 23, 2020 we acquired Fort Worth Distribution Center, a newly constructed, Class A, state-of-the-art warehouse/distribution center totaling 350,000 square feet located in the North Fort Worth/Alliance submarket, one of the top three warehouse markets within the greater Dallas/Fort Worth (DFW) Metroplex. The purchase price was $24 million.
On December 11, 2020, we acquired Whitestown Distribution Center, a Class A industrial portfolio located in the Indianapolis submarket of Whitestown. The two-building portfolio totals 720,000 square feet, is 100 percent leased, and was completed in 2020. The purchase price was $62 million.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from December 1 to December 31, 2020, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
December 1, 2020	$11.64	$11.67	$11.68	$11.68	$11.66
December 2, 2020	$11.64	$11.67	$11.68	$11.68	$11.66
December 3, 2020	$11.64	$11.67	$11.68	$11.68	$11.66
December 4, 2020	$11.64	$11.67	$11.68	$11.68	$11.67
December 7, 2020	$11.64	$11.68	$11.69	$11.69	$11.67
December 8, 2020	$11.64	$11.68	$11.69	$11.69	$11.67
December 9, 2020	$11.64	$11.68	$11.69	$11.69	$11.67
December 10, 2020	$11.65	$11.68	$11.69	$11.69	$11.67
December 11, 2020	$11.65	$11.68	$11.69	$11.69	$11.67
December 14, 2020	$11.66	$11.69	$11.70	$11.70	$11.69
December 15, 2020	$11.67	$11.70	$11.71	$11.71	$11.70
December 16, 2020	$11.67	$11.70	$11.71	$11.72	$11.70
December 17, 2020	$11.68	$11.71	$11.72	$11.73	$11.71
December 18, 2020	$11.69	$11.72	$11.73	$11.73	$11.71
December 21, 2020	$11.70	$11.73	$11.74	$11.74	$11.72
December 22, 2020	$11.70	$11.74	$11.75	$11.75	$11.73
December 23, 2020	$11.72	$11.75	$11.76	$11.76	$11.75
December 24, 2020 (2)	$11.59	$11.61	$11.62	$11.62	$11.60
December 28, 2020	$11.60	$11.62	$11.63	$11.62	$11.61
December 29, 2020	$11.60	$11.62	$11.63	$11.63	$11.61
December 30, 2020	$11.60	$11.62	$11.63	$11.62	$11.61
December 31, 2020	$11.60	$11.62	$11.63	$11.62	$11.61
(1)     Shares of Class D common stock are currently being offered pursuant to a private placement offering.
(2)     On November 5, 2020, our board of directors approved a gross dividend for the fourth quarter of 2020 of $0.135 per share to stockholders of record as of December 23, 2020. The decrease in share price on December 24, 2020 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.